No Act
P.E 6.17.02
132-02366

June 26, 2002

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act 1934
Section 15(a)
Rule
Public Availability 6/26/2002

Re: Tuition Account Investment Program Fund
Incoming Letter Dated June 17, 2002

Based on the facts presented, the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Treasury Department of the Commonwealth of Pennsylvania (the "Department") and the Tuition Account Investment Program Fund (the "Fund"), in reliance on your opinions of counsel that the exemption from registration provided by Section 3(a)(2) of the Securities Act of 1933 (the "Securities Act") and the exemption provided by Section 304(a)(4)(A) of the Trust Indenture Act of 1939 (the "Trust Indenture Act") are available, offers or sells interests in the Fund ("Fund Interests") in the manner and for the purposes described in your letter without compliance with the registration requirements of the Securities Act or the qualification provisions of the Trust Indenture Act. The Division notes in particular your representation that the tuition account investment program established by the Commonwealth of Pennsylvania (the "Program") has been designed to be treated as a "qualified State tuition program" within the meaning of Section 529 of the Internal Revenue Code of 1986, as amended. The Division does not address the federal securities law implications, including the availability of any exemption therefrom, of any of the investment options as described in your letter.

The Division of Market Regulation has asked us to inform you that, based on the facts presented and the representations you have made, it would not recommend enforcement action under Section 15(a) or 15B of the Securities Exchange Act of 1934 (the "Exchange Act") to the Commission if the Fund, the Department, the Tuition Account Program's Advisory Board (the "Board") and the Commonwealth of Pennsylvania (the "Commonwealth"), and their respective officials and employees participate in the marketing and sale of Fund Interests without registering as broker-dealers or municipal securities dealers under Section 15(b) or 15B of the Exchange Act. Those state employees engaged in the promotion of Fund Interests in the course of their official duties will be considered exempt under Section 3(d) as long as they do not receive transaction based compensation for their efforts. We interpret Section 3(d) to cover employees of the Commonwealth as well as the Fund and, based on your opinion of counsel that the Fund is a "public instrumentality of the Commonwealth" and that the Fund Interests are "municipal securities" as defined in Section 3(a)(29) of the Exchange Act, we concur that the Fund is a municipal issuer. Individuals who do not qualify under Section 3(d) because they are not employees of the Commonwealth, such as the members of the Board; or because they are not engaged in these promotions as part of their official duties, such as certain officials of the Commonwealth whose responsibilities are in other areas, will not be considered brokers if they comply with the requirements of Rule 3a4-1. Those individuals who have substantial duties for the Commonwealth otherwise than in connection with such transactions will be considered to have substantial duties for or on behalf of the issuer other than in connection with transactions in securities for purposes of Rule 3a4-1(a)(4)(ii)(A). Moreover the continuous offering of the Fund Interests will be

considered a single offering for purposes of Rule 3a4-1(a)(4)(ii)(C). Finally, if the person qualifies for an exemption under Section 3(d) of the Exchange Act for other offerings, those other offerings will not be considered an "offering of securities" for purposes of Rule 3a4-1(a)(4)(ii)(C). Because we have stated our views with respect to tuition savings plans designed to be treated as "qualified State tuition programs" within the meaning of Section 529 of the Internal Revenue Code of 1986, as amended, we have determined that we will no longer respond to letters in this area unless they present novel or unusual issues.

The positions of the Divisions are based on the facts and representations in your letter, as well as your opinions of counsel. Any different facts or representations might require a different conclusion. Further, this response expresses the positions of the Divisions on enforcement action only and does not purport to express any legal conclusions on the questions presented.

Sincerely,

Amy M. Starr

Amy M. Starr
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

June 26, 2002

Leonard Weiser-Varon
Mint, Levin, Cohen, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

RE: Tuition Account Investment Program Fund.

Dear Mr. Weiser-Varon:

In regard to your letter of June 17,2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center
Boston, Massachusetts 02111

617 542 6000
617 542 2241 *fax*

1933 Act/§ 3(a) (2)
1934 Act/§ 15(b) and § 15B(a)
TIA of 1939/§ 304 (a) (4) (A)

June 17, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tuition Account Investment Program Fund

Ladies and Gentlemen:

We represent Delaware Investments (hereinafter defined), which has been engaged by the Treasury Department ("Department") of the Commonwealth of Pennsylvania ("Commonwealth") to perform certain services hereinafter described. Although we do not represent the Commonwealth, we have been authorized by the Department to submit this letter on its behalf.

This letter is submitted on behalf of the Department and the Tuition Account Investment Program Fund ("Fund") to request certain "no action" positions from the staff ("Staff") of the Securities and Exchange Commission ("Commission") with respect to the Fund's proposed offering and sale of interests in the Fund ("Fund Interests") through the establishment of accounts ("Accounts") in the Fund under program contracts ("Program Contracts") between

contributors to the Fund and the Department, as administrator of the Fund. This letter replaces the letter of February 27, 2002 previously submitted.

The Fund is a statutory fund established by the Act (hereinafter defined) to hold assets of the Commonwealth's Tuition Account Investment Program ("Program"),[1] which has been created for the statutory purposes of (i) providing wide and affordable access to public and private educational institutions of higher education for the residents of the Commonwealth, (ii) encouraging attendance at public and private institutions of higher education and helping individuals plan for educational expenses, (iii) providing programs for postsecondary educational savings as both a means and an incentive for the citizens of the Commonwealth to provide for future higher education expenses, and (iv) providing to the citizens of the Commonwealth means of saving for postsecondary education that provides them with the advantages of "qualified State tuition programs" as defined by section 529 ("Section 529") of the Internal Revenue Code of 1986, as amended (the "Code").

The Department will enter into the Program Contracts in the Department's capacity as administrator of the Fund. Accounts will be established pursuant to Program Contracts, and each

[1] The "Program", as such term is used in this letter, is a general reference to the Program Contracts, the Accounts, the Fund Interests, the Fund, the relevant statutory and regulatory provisions applicable thereto and other elements of the Program established by the Commonwealth. As discussed subsequently in this letter, the Program is not an issuer of Fund Interests or other securities.

Account will represent Fund Interests held by contributors to the Fund. Fund Interests will be credited to the applicable Account over the life of the Program Contract.[2]

The Program was created under the authority of the Commonwealth's Tuition Account Programs and College Savings Bond Act, enacted pursuant to the Act of April 3, 1992, as amended by the Act of June 22, 2000 ("Act"), and has been designed to be treated for federal tax purposes as a "qualified State tuition program" within the meaning of Section 529 of the Code.[3] As described below, moneys received by the Fund from Account owners ("Account Owners") and others will be invested by the Department, as administrator of the Fund, pursuant

[2] Fund Interests are acquired pursuant to, and subject to the terms of, the applicable Program Contract, and are credited to the applicable contributor's Account. The purpose of the Program Contract is to establish the contributor's Account in the Fund. The value of an Account is reflected by the Fund Interests credited to the Account. Any reference to an Account in this letter refers to the aggregate value of Fund Interests in such Account, and any reference to an Account Owner refers to the owner of such Fund Interests.

[3] Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 ("2001 Tax Act"), programs under Section 529 are characterized as "qualified tuition programs" effective January 1, 2002. The change in terminology is due to amendments to Section 529 under the 2001 Tax Act ("2001 Amendments") that expanded the entities entitled to establish and maintain Section 529 programs by permitting the establishment by one or more private educational institutions, as well as by states and state instrumentalities, of tuition credit programs under Section 529(b)(1)(A)(i). The Program is structured as a savings program under Section 529(b)(1)(A)(ii), rather than as a tuition credit program, and is established and maintained by the Commonwealth, not by one or more private educational institutions. This letter continues to use the current "qualified State tuition program" terminology to describe the Program and similar programs under Section 529.

to investment guidelines to be developed for the Fund ("Investment Policy"), on behalf of the Account Owners and their designated beneficiaries ("Designated Beneficiaries"), none of whom will have any control or direction over the Fund's investments of such contributions. All such investments will be made in the name of, and will be under the control of, the Fund.

The Program is one of two Tuition Account Programs administered by the Department. The Department also administers the Tuition Account Guaranteed Savings Program and the Guaranteed Savings Program Fund, with respect to which no no-action relief is being sought hereunder. The Program and the Tuition Account Guaranteed Savings Program may be considered, for federal tax purposes, a single "qualified State tuition program" under Section 529. However, in our opinion, the interests obtained by an account owner under the Tuition Account Guaranteed Savings Program, and any securities issued under the Tuition Account Guaranteed Savings Program, are separate and distinct from the securities offered under the Tuition Account Investment Program which are the subject of this letter. The two programs and the interests offered account owners through each are different in several material respects: (1) The Tuition Account Guaranteed Savings Program Fund and the Tuition Account Investment Program Fund are two separate Funds each established by State law. The assets of each fund are maintained separately and cannot be commingled. Additionally, the expenses of each program are maintained separately. (2) Interests obtained by the Tuition Account Guaranteed Savings

Program account owners are not the obligations of the Tuition Account Investment Program Fund and their investment return is not related in any way to the investment return obtained by the Tuition Account Investment Program Fund. (3) Unlike the Tuition Account Investment Program, which involves the purchase of Fund Interests, account owners in the Tuition Account Guaranteed Savings Program do not purchase interests in the Tuition Account Guaranteed Savings Program Fund. Rather they make contributions to their accounts, which the Tuition Account Guaranteed Savings Program Fund guarantees will increase in value at least as much as tuition inflation at one of the levels chosen by the account owner. The growth realized by the Tuition Account Guaranteed Savings Program account owner is not related to the performance of the Tuition Account Guaranteed Savings Program Fund investments. Each contribution made under the Tuition Account Guaranteed Savings Program yields a specified number of "TAP Credit" equivalents at a tuition inflation index level chosen by the account owner from several available tuition inflation indexes. At the time an account under the Tuition Account Guaranteed Savings Program is used, the value received by the account owner is the number of TAP Credit equivalents times the actual per credit tuition at the account owner's designated tuition inflation index level. In the case of beneficiaries who attend a Pennsylvania public or state-related institution of higher education, if the account owner has saved at the tuition index level of the institution actually attended, the number of TAP Credit equivalents accumulated in the account

would cover the cost of the same number of academic credits in whichever year the account is used. (4) As noted above, the appreciation of interests of contributors under the Tuition Account Guaranteed Savings Program is not directly related to the investment return on such investments. In contrast, the Tuition Account Investment Program investments will directly affect the investment return received by owners of Fund Interests. (5) The investments made by the Tuition Account Guaranteed Savings Program Fund are made under the direction of the Treasury Department's Chief Investment Officer and its outside consulting financial advisor. The investments are a mix of individual stocks, bonds, and cash investments. In contrast, the Tuition Account Investment Program investments are made by Delaware Investment Advisers pursuant to a contract between the Department and Delaware Investments, and will consist primarily of registered mutual funds. No no-action relief is requested hereunder with respect to the Guaranteed Savings Program Fund or the Tuition Account Guaranteed Savings Program.

The federal securities statutes and the sections of those statutes to which this letter relates are identified in the upper right-hand corner of the first page hereof. We have enclosed herewith the ten copies of this letter which the Staff of your Division requires (seven copies ordinarily required by Staff, plus one additional copy for each of the three statutory sections, after the first such section, identified above).

We request that the Division of Corporation Finance advise us that it will not recommend any enforcement action to the Commission relating to the offer and sale of the Fund Interests on the basis that: (1) registration of the Fund Interests is not required under the Securities Act of 1933, as amended ("1933 Act") because the Fund Interests are exempt pursuant to Section 3(a)(2) of the 1933 Act, and (2) registration or qualification of the Fund Interests is not required under the Trust Indenture Act of 1939, as amended ("Trust Indenture Act") pursuant to the exemption provided by Section 304 (a) (4) (A) of the Trust Indenture Act.

We also request that the Division of Market Regulation advise us that it will not recommend any enforcement action to the Commission if the Fund, the Department (including the Bureau, as defined below), the Board (as defined below) and the Commonwealth, and their respective officials and employees, participate in the marketing and "sale" of the Fund Interests (to the extent described herein) without registering with the Commission as "brokers" or "municipal securities brokers" under Section 15(b) of the Securities Exchange Act of 1934, as amended ("1934 Act"), and without registering with the Commission as a "dealer" or "municipal securities dealer" under Section 15(b) or 15B(a) of the 1934 Act, respectively.

As we believe that this letter raises no novel or unique issues of federal law with respect to the Fund under the Investment Company Act of 1940 ("Investment Company Act") or the

Investment Advisers Act of 1940 ("Investment Advisers Act"), we do not request relief with respect to those Acts.

Background

Enabling Legislation. The Department is an administrative department of the Commonwealth and is subject to all provisions of law generally applicable to administrative departments of the Commonwealth. The Department's functions with respect to the Program are delineated in the Act. The Act requires the Department to implement the Program in accordance with such legislation. All relevant material provisions of the Act are described in this section of this letter or subsequently in this letter in connection with the discussion of particular aspects of the Program.

The Act provides for the structuring of the Program by the Department in such manner as is required to enable Account Owners to obtain the federal tax benefits conferred to Account Owners in "qualified State tuition programs" under Section 529. The Act authorizes the Department to enter into Program Contracts with Account Owners in accordance with the Act's provisions. The Department will offer and sell Fund Interests pursuant to the Program Contracts. The Act permits the Department to implement the Program by contracting with investment managers, program managers and trustees. The Department is authorized to adopt regulations to implement the Program.

The Act specifies that an Account in the Fund, representing the Fund Interests owned by the Account Owner, may be established by any person, including a natural person[4], corporation, association, partnership or other legal entity ("Eligible Person"), who enters into a Program Contract to provide for the payment of the future qualified higher education expenses of a Designated Beneficiary or of a future undesignated scholarship recipient established by an organization defined in section 6901.318 of the Act. The Act requires that an amount equal to 10 percent of the earnings on an Account be withheld from certain distributions from an Account, but, as authorized by the Act, the Tuition Account Programs Advisory Board ("Board") has determined that such withholding penalty will not apply unless required under Section 529.[5] The Act also requires that a minimum period of one year elapse between the time a contribution is made to an Account pursuant to a Program Contract and the time such contribution and any

[4] The Program Contracts will require that any Account Owner who is a natural person be of majority age.

[5] The 2001 Amendments to Section 529 eliminate, for taxable years beginning after December 31, 2001, the requirement that a qualified state tuition program impose a more than de minimis penalty on certain withdrawals. Under the 2001 Amendments, a 10 percent additional income tax will be imposed on the earnings component of such withdrawals in lieu of a withholding of a penalty by the program. The 2001 Amendments are scheduled to "sunset" for taxable years beginning after January 1, 2010, at which point, absent further amendments to Section 529, Section 529 will revert to its status prior to the 2001 Amendments, including the requirement that a more than de minimis penalty be imposed on certain withdrawals. The Program does not intend to impose a penalty on withdrawals made while the 2001 Amendments are in effect.

earnings thereon may be used for qualified higher education expenses, but provides that the Board may alter such minimum period.

Consistent with the provisions of Section 529, the Act specifies that contributions to an Account may only be made in cash (including checks, money orders or other similar methods approved by the Department), permits an Account Owner to change the Designated Beneficiary to another individual who is a member of the family of the prior Designated Beneficiary, prohibits use of Accounts as security for a loan, and requires the Department to institute safeguards to prevent contributions to an Account in excess of the maximum contributions permitted under Section 529. The Act further provides that an Account or any interest therein shall not be subject to attachment, levy or execution by any creditor of the Account Owner, and that amounts in an Account shall not be used in calculating personal asset contributions for determining eligibility and need for student aid programs administered by any agency of the Commonwealth, except as otherwise required by federal law.

The Act establishes the Fund as a statutory fund within the Department, and grants to the Department the power to administer the Fund. The State Treasurer is directed by the Act to establish a bureau within the Department, named the Tuition Account Programs Bureau (the

"TAP Bureau"), for the purpose of establishing and administering the Program.[6] The Department's administrative powers with respect to the Fund are fiduciary in nature: the Act specifies that the assets of the Fund shall be preserved, invested and expended solely pursuant to and for the purposes set forth in the Act, and, as noted below, subjects the investment of Fund assets to a "prudent investor" standard. Contributions to the Account made by the Account Owners and others pursuant to Program Contracts, and all interest, earnings and additions thereto, are required to be deposited in the Fund.[7] The Act requires that the Investment Policy provide for an appropriate balance of risk, liquidity and return commensurate with the management of a prudent investor, and authorizes the investment of Fund assets in all lawful investments under certain Commonwealth statutes applicable to the investment of state employee retirement funds. The Act authorizes the Department to enter into contracts with investment managers, program managers and trustees, and to develop investment portfolios for the Fund. The Department, in conjunction with the Board, is required to make an annual report to the

[6] The TAP Bureau also administers the Department's Tuition Account Guaranteed Savings Program.

[7] The Act provides that all moneys in the Fund are appropriated to the Department on a continuing basis to carry out the provisions of the Act, thereby authorizing the Department to expend Fund assets, including contributions, interest and earnings, to make payments due to Account Owners pursuant to Program Contracts without further legislative action. In addition, upon legislative approval in an appropriation bill, expenses incurred by the Board and by the Bureau (defined below) may be paid from the fees, charges and investment earnings of the Fund or from any other available funds.

Governor of the Commonwealth and the Commonwealth's legislature as to the condition of the Fund. The Act specifies that the Fund and its income and operation, and any increase in the value of contributions under a Program Contract or payment of qualified higher education expenses of a Designated Beneficiary, shall be exempt from all taxation by the Commonwealth and its political subdivisions. Under the Act, the Department and the Board are precluded from pledging the credit or taxing powers of the Commonwealth, and the Commonwealth is not liable to offset any loss on investments made by the Department or recommended by the Board pursuant to the Act. The Act requires that Program Contracts contain plain language explaining such limitations on the Commonwealth's liability.

Composition and Role of the Board and the Bureau. The TAP Bureau, established by the State Treasurer within the Department pursuant to the Act, has as its purpose the establishment and administration, including promotion and marketing, of the Program and the Tuition Account Guaranteed Savings Program. The TAP Bureau currently includes a director, an assistant director and 19 additional employees of the Department. The Act provides for the payment of the expenses of the TAP Bureau (including the salaries of the employees of the TAP Bureau) from the fees, charges and expenses of the Fund and the Tuition Account Guaranteed Savings Program Fund in such proportions as the Department determines are equitable.

The Board is composed of 19 members, including five ex officio members and 14 appointed members. The ex officio members are the State Treasurer, the Chairman of the Board of Directors of the Pennsylvania Higher Education Assistance Agency, the Commissioner of Higher Education within the Department of Education, the Chairman of the Council of Higher Education and the Chancellor of the State System of Higher Education. Of the remaining 14 members, four are appointed by the President pro tempore of the Commonwealth's Senate (two must be recommended by the Majority Leader of the Senate and two by the Minority Leader of the Senate), four are appointed by the Speaker of the House of Representatives of the Commonwealth (two must be recommended by the Majority Leader of the House of Representatives and two by the Minority Leader of the House of Representatives) and six are appointed by the Governor of the Commonwealth. The Act provides that the members appointed by state legislators must have knowledge, skill and expertise in financial affairs. The Act further provides that the members appointed by the Governor must include a president of a Pennsylvania-related institution; a president of one of the institutions operating under Pennsylvania's Public School Code of 1949; a president of a university in the Pennsylvania System of Higher Education; and a president of a private or independent four-year, degree-granting college or university located within the Commonwealth.

The Board is responsible for considering, studying and reviewing the work of the Bureau, advising the Department on request and making recommendations on its own initiative for the improvement of the Tuition Account Programs. The Board is required to report at least annually to the Governor and to the General Assembly.

Selection of Provider of Investment, Marketing and Administrative Services. Pursuant to its authority under the Act to retain investment managers and program managers to assist in administering the Program, the Department has selected, subject to the execution of one or more satisfactory contracts therewith, Delaware Investment Advisers ("DIA"), Delaware Distributors, L.P. ("DDLP") and Delaware Service Company, Inc. ("DSC", and collectively with DIA and DDLP and their respective affiliates, "Delaware Investments") of Philadelphia, Pennsylvania, to assist in the establishment and operation of the Program. DIA is organized as a series of Delaware Management Business Trust, a Delaware business trust and an investment adviser registered under the Investment Advisers Act. DDLP, a Delaware limited partnership, is a limited purpose broker registered under the 1934 Act and principal underwriter of Delaware Investments mutual funds; it is registered with the MSRB, and is authorized under an amended Form BD approved by the National Association of Securities Dealers ("NASD") to act as a broker of municipal securities. DSC is a Delaware corporation and a registered transfer agent.

The Department, on behalf of the Commonwealth, and Delaware Investments intend to execute one or more contracts (collectively, the "Administration Agreement") pursuant to which Delaware Investments will provide to the Commonwealth certain management, marketing, administrative and investment advisory services for the Program. The anticipated provisions of the Administration Agreement that are pertinent to the relief requested in this letter are summarized herein.

It is anticipated that, pursuant to the Administration Agreement, Delaware Investments will be retained as an independent contractor by the Commonwealth to provide the services described in the Administration Agreement. The services to be provided by Delaware Investments include investment management services with respect to Fund assets, marketing and promotional services, and administration and record-keeping services. Delaware Investments has also agreed to assist in obtaining on behalf of the Department and the Fund a no-action letter with respect to the offering of the Fund Interests.[8]

---

[8] The Department, the Board and the Commonwealth are public entities subject to "sunshine" laws, and the Program is a matter of public interest in the Commonwealth. Since the amendment of the Act to provide for the Program, and throughout the procurement and development process relating to the Program, general information about the Program and the Fund has been, and such information will continue to be, made available through press releases, responses to inquiries, and other means, such as an internet website. See, New York State College Tuition Savings Program (pub. available September 10, 1998) and State of Hawaii College Savings Trust Fund (pub. available October 22, 2001). However, none of the Commonwealth, the Fund or Delaware Investments have yet distributed or otherwise made available to potential Account Owners the

Description of the Program

Overview of the Structure of the Program. The Department, on behalf of the Commonwealth, will establish and maintain the Program. The rights and obligations, if any, of the Account Owners and Designated Beneficiaries with respect to the Fund Interests offered and sold by the Fund will be set forth in the Program Contracts between the Fund and each Account Owner. Each Program Contract will establish an Account in the Fund, representing the Fund Interests acquired by the Account Owner. The Fund Interests represent the dollar value from time to time of the investments made by the Fund with the contributions received from Account Owners and others, and will be acquired by the Account Owners pursuant to and subject to the terms of the Program Contracts. The material relevant provisions of the Program Contracts are summarized in this letter.

Account Owners and Cash Contributions. Any Eligible Person may become an Account Owner by executing an application accepting the terms of a Program Contract with the Department, as administrator of the Fund, and thereby opening an Account representing the Fund

offering documentation pursuant to which the Fund Interests will be offered and sold to potential Account Owners, no internet website controlled by the Commonwealth, the Fund or Delaware Investments currently includes or is linked to any such offering documentation, and appropriate officials of the Commonwealth, the Fund and Delaware Investments are aware that no such offering documentation may be disseminated during the pendency of this request for a no-action letter.

Interests to be acquired by the Account Owner. Neither the Account Owner nor the Designated Beneficiary of the Account is required to be a resident of the Commonwealth. The terms of the Program Contract will be subject to amendment by the Department at any time if the Department determines that such amendment is required to maintain the Program's qualification under Section 529.

All contributions must be made in cash only, as required under the Act and Section 529. The Department will establish a minimum contribution amount for initial contributions and for subsequent contributions to an Account. The maximum amount contributed by one or more Account Owners and others on behalf of each Designated Beneficiary will be determined in accordance with an "excess contribution limitation" imposed under Section 529. The limitation will be quantified from time to time based on such regulations or other guidance as may be issued by the Internal Revenue Service.

Separate Accounts. A separate Account for each Program Contract shall be established for each Account Owner. Under the Program Contracts, at the time each investment is made and Fund Interests are acquired, the Account Owner will be permitted to select among different investment styles ("Investment Options") employed by the Fund for the investment of Fund assets. The Fund will invest contributions in separate investment portfolios, as described in this letter, established for each Investment Option. Each investment portfolio will be invested in

investment instruments selected in accordance with the particular investment objectives established for the applicable Investment Option by the Department. Each contribution will result in the crediting of the Account with an amount of Fund Interests determined at the time of the contribution; the value of the Fund Interests will fluctuate based on the value of the investment portfolio in which the Fund invests such contribution.

An Account Owner will be required to enter into a separate Program Contract to establish a separate Account for each Designated Beneficiary. The Account Owner may from time to time substitute another beneficiary in place of a prior Designated Beneficiary, but only if such substitute beneficiary is a "member of the family" of the replaced Designated Beneficiary within the meaning of Section 529. In addition, the Account Owner may, from time to time, make transfers from one Account to another if the Designated Beneficiary of the Account to which the transfer is made is a "member of the family" of the Designated Beneficiary of the Account from which the transfer is made.

<u>The Program Contracts.</u> The Program Contracts accepted by the Account Owners establish and set forth the terms and conditions applicable to an Account in the Fund representing the Account Owners' respective Fund Interests. They describe the minimum and maximum amounts that may be contributed to the Account; the procedures for the designation of or substitution of a Designated Beneficiary; the Investment Options and the mechanisms for the

allocation of contributions to or among particular Investment Options; the mechanisms for the valuation of the Account by reference to the Fund Interests; the types of distributions from the Account, the procedures for obtaining such distributions, and the circumstances under which a penalty may be assessed on the distribution; and the fees and expenses applicable to the Account. The Program Contracts contain the governing provisions with respect to the purchase and redemption of Fund Interests and describe the circumstances under which a Program Contract can be amended by the Department and under which an Account may be terminated.

Investment of Fund Assets

No Investment Direction by Account Owners or Designated Beneficiaries. The investment and reinvestment of all assets in the Fund is the responsibility of the Department, as administrator of the Fund. Consistent with the requirements of Section 529, no Account Owner or Designated Beneficiary will be permitted to exercise, directly or indirectly, any power over the investment of the applicable Account in the Fund. The Act grants broad authority to the Department to establish a suitable investment program for the Fund assets. In accordance with the Act, the Department has retained DIA (with certain of its affiliates, the "Investment Manager") to serve as investment manager with respect to the moneys in the Fund.

The Investment Program. The Department and the Investment Manager will agree to an investment program to be set forth in the Investment Policy to be incorporated in the

Administration Agreement. The Department will establish within the Fund a number of investment portfolios of investment instruments selected by the Investment Manager as authorized by the Department under the Investment Policy. The Department will allocate Fund assets among the portfolios in accordance with elections made among corresponding Investment Options by each Account Owner at the time each Fund Interest is acquired.

The Department anticipates that the Program will initially offer several Investment Options: (a) Investment Options under which the Account (or if the Account Owner selects more than one Investment Option, the applicable portion of the Account) will be allocated to a series of asset allocation portfolios (with more conservative or more aggressive mixes of investment styles, as designated by the Account Owner) in which the percentage of fixed income investments will increase over time, and the percentage of equity investments will decrease over time, as the Designated Beneficiary approaches entry into college; (b) Investment Options under which, pursuant to the Account Owner' selection, the Account, or the applicable portion of the Account, will be allocated to one of five portfolios with an asset allocation ranging from 100 percent "stable value" investments to 100 percent equities, based solely on the Account Owner's risk tolerance; and (c) Investment Options under which the portfolios will be invested in "socially responsible" investments. The Investment Manager will be authorized, upon the approval of the Department, to vary the target allocation of certain portfolios within specified

parameters, and to substitute comparable investment instruments within specified parameters. It is anticipated that during the term of the Administration Agreement, the Fund's investment portfolios relating to the Investment Options will consist of: (a) shares in one or more investment companies registered under the Investment Company Act, which investment companies are managed by affiliates of Delaware Investments or subadvised or managed by third party mutual fund managers; (b) separate accounts or investment portfolios of individual securities selected for the Fund and managed by the Investment Manager; (c) shares or other interests in investment partnerships or limited liability companies, the partners or investors in which may include, inter alia, affiliates of Delaware Investments[9]; and/or (d) other investments permitted by the Act.

The Investment Policy may be amended from time to time to offer additional Investment Options as agreed between the Department and Delaware Investments. Once an Account Owner elects an Investment Option for a particular contribution, the Account Owner may not change the Investment Option to which such contribution is allocated except in limited instances permitted

[9] It is anticipated that one or more affiliates of Delaware Investments may invest initial capital in an investment partnership or limited liability company in which the Fund will invest any assets targeted for a "stable value" investment style. The investors in such investment partnerships or limited liability companies, in addition to the Fund and affiliates of Delaware Investments, may also include other third parties.

under Section 529;[10] however, an Account Owner may make a new election with respect to each subsequent contribution to the Account.

The Program Contract accepted by the Account Owners will state that the Fund may be invested in any investments permitted by the Act that conform to the Investment Policy applicable to the particular Investment Option(s) selected by the Account Owner. The Program Contract will contain acknowledgments by the Account Owner that the value of the Account represented by the Fund Interests from time to time may be more or less than the contributions made by the Account Owner, that the Account is not insured by the Commonwealth and that neither the principal deposited to an Account nor the investment return thereon is guaranteed by the Commonwealth. The Program Contract will not impose on the Fund or any other party any obligation to return the amount contributed by the Account Owner or provide any specified rate of return thereon. The Program Contract will contain an acknowledgment by the Account Owner that the value of the Account, as reflected by the Fund Interests, will be determined by the performance of the investment instruments selected by the Department and the Investment Manager, and by the fees and charges specified in the Program Contract.

Distributions for the Beneficiaries

[10] The Internal Revenue Service has issued a notice under which account owners under qualified State tuition programs may request the applicable program to reallocate account assets among investment options once per calendar year, or upon a change in the beneficiary of the account.

In General. As with contributions to an Account, distributions from an Account will be governed by the requirements of Section 529 and the Act and the terms of the Program Contracts. Distributions from an Account are required to be initiated by the Account Owner through the provision of notice to the Department, or the Department's designee, requesting a distribution through the redemption of Fund Interests. Distributions will be made in cash only. In general, Account Owners may direct that distributions be made for any purpose; however, as described immediately below, in the case of distributions that do not fall within one of four categories, the distribution will be subject to a federal income tax penalty or the Fund will assess a penalty. If the contributions represented by Fund Interests have been allocated by the Fund to more than one Investment Option, the Account Owner, in the case of a distribution of less than the entire amount of the Account, will be permitted to designate the Investment Option from which the distribution should be made, subject to the requirement of Section 529 relating to aggregation of earnings in an Account.

Penalties on Distributions for Other than Qualified Higher Education Purposes. The Account Owner or Designated Beneficiary will be subject to additional federal income tax, or the Fund will assess and deduct from the Account at the time of distribution a penalty, with respect to any distribution (which federal income tax surtax or withholding penalty is currently equal to 10 percent of the earnings on principal contributions distributed) unless the distribution is: (1)

used for qualified higher education expenses of the Designated Beneficiary; (2) made on account of the death or disability of the Designated Beneficiary; (3) made on account of a scholarship received by the Designated Beneficiary to the extent that the distribution amount does not exceed the amount of the scholarship used for qualified higher education expenses; or (4) rolled over into another Account in the Program or an account in another qualified State tuition program for the same or a new beneficiary in compliance with the requirements applicable to tax-free rollovers under Section 529. The determination of the portion of a distribution that is comprised of earnings will be made in accordance with the requirements of Section 529.

Distribution and Marketing of Fund Interests

Under the Administration Agreement, DDLP will provide a nationwide distribution channel for the Fund Interests through its affiliate Lincoln Financial Distributors, Inc.'s distribution network (the "Distribution Network"), which includes third-party brokers and banks (which banks will be required to be registered as brokers unless exempted from such registration under the 1934 Act), pursuant to selling agreements between DDLP and the entities in the Distribution Network. As a broker, DDLP may also offer Fund Interests directly to Account Owners. The Program may be promoted from time to time by members, officials or employees of the Board, the Bureau, the Department or the Commonwealth. Tuition Account Program field staff (the "Field Staff"), who are employees of the TAP Bureau of the Department, will

undertake activities, including manning booths at expositions and conferences and making presentations at local groups, to increase public awareness of the Tuition Account Programs, including the Program. It is anticipated that the official duties of the Tuition Account Program field staff will consist primarily of increasing awareness of the importance of higher education, the need for families to save for the costs of higher education and the availability of the Tuition Account Programs administered by the Department for such purpose. The presentations are intended to be conducted for leaders or administrators at schools, churches, community services organizations, employers, unions, credit unions and other such entities to seek their assistance in letting families, members and employees know about the Department's activities in the higher education savings arena. Such presentations are expected to lead to group presentations at which written information, including enrollment information, about the Tuition Account Programs would be made available. It is anticipated that subsequent to such presentations Field Staff may be contacted on occasion by potential participants in one or both of the Tuition Account Programs with follow-up questions, which the field staff would intend to answer. Neither the Tuition Account Program field staff nor any other members, officials or employees of the Board, the Bureau, the Department or the Commonwealth intend to offer investment advice or recommendations of particular investments in the Program or to execute transactions in the Fund Interests. The activities of the Field Staff are deemed to be desirable by the Bureau in the

exercise of its statutory duties and have not been requested by DDLP or otherwise implemented in response to any suggestion of DDLP. It is anticipated that the processing of any purchases of Fund Interests effected under the Direct Distribution Channel (see the next paragraph), including but not limited to any purchases of Fund Interests that may be made by contributors who attended and/or are responding to any presentation or promotion by Field Staff or other members, officials or employees of the Board, the TAP Bureau, the Department or the Commonwealth, will be handled by registered representatives of DDLP during the term of the Administration Agreement. DDLP will process all purchases of Fund Interests effected under the Direct Distribution Channel in accordance with all legal requirements applicable to the processing of such transactions, with no differentiation for purchases from contributors who learned about the Program through the outreach efforts of the Field Staff.

Costs and Expenses. Although fees may be changed from time to time, the initial fee structure for the Fund will involve the assessment against the fair market value of the assets in the Fund of an annualized program management fee ("Program Management Fee"). Account Owners who acquire Fund Interests through the Distribution Network will pay a sales charge, and will be able to select one of several fee structures designed to spread such charges over different time periods (including, in certain instances, a deferred sales charge payable upon redemption within a specified period after a contribution) (collectively, "Sales Charges").

Account Owners who are, or whose Designated Beneficiaries are, residents of Pennsylvania may acquire Fund Interests through a direct distribution channel (the "Direct Distribution Channel") without paying any Sales Charges. Account Owners, irrespective of residency, may also acquire Fund Interests through certain employer-based plans without paying a Sales Charge. In addition to the above-described Sales Charge, each Account will be assessed an annual account fee ("Maintenance Fee") which may be waived by Delaware Investments under certain circumstances. The Sales Charges and Maintenance Fees described above are collectively "Charges". It is intended that the Program Management Fee and Charges will provide all income necessary to cover the expenses of administering the Fund and Program (including fees retained by the Department or due to the Commonwealth) and payments to Delaware Investments for the marketing, administration and investment management services provided by Delaware Investments under the Administration Agreement. The Department currently does not intend to retain any portion of the Program Management Fee, but reserves the right to retain a portion of the Program Management Fee (at the level initially charged or as reduced or increased) if necessary to provide revenue for expenses the Department incurs in carrying out the requirements of Section 529 and the Act to maintain and administer the Program. The Program as currently contemplated does not involve the imposition or receipt by the Department of any

commission, fee or other charge intended to compensate the Department (as distinct from DDLP or any brokers retained by DDLP) for any offering or sale of the Fund Interests.

In addition to the Charges, any investment companies in which Fund assets are invested will assess their ordinary management fees and operating expenses, and such fees and expenses will be reflected in the value of the Fund's investments in shares of such investment companies. Fund assets will be invested in institutional class shares of each investment company, which are not subject to sales charges or maintenance fees. To the extent Fund assets are invested in an Investment Option that includes an investment in an investment partnership or limited liability company, such investment partnership or limited liability company will not assess sales charges or maintenance fees.

The other rights and obligations associated with Fund Interests will remain the same notwithstanding the different fee structures and marketing methods described above.

Compensation for Services. The Department has agreed to pay Delaware Investments for the services rendered under the Administration Agreement. The compensation to be received by Delaware Investments under the Administration Agreement consists solely of the Program Management Fee and Charges. Delaware Investments may pay the entities in the Distribution Network, and sub-advisers and other third parties retained by Delaware Investments in

connection with the Program, from the compensation received under the Administration Agreement.

Termination of Administration Agreement. The initial term of the Administration Agreement and renewal and termination provisions will be negotiated by the Department and Delaware Investments. The Administration Agreement may include transition provisions that permit the continued servicing by Delaware Investments of Accounts reflecting Fund Interests in existence at the time of termination for specified periods after such termination date.

Analysis and Opinion

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. ("Mintz Levin") is of the opinion that the Fund Interests described in this letter are exempt from registration under § 3(a) (2) of the 1933 Act by virtue of being issued by the Fund. The Fund is created pursuant to express statutory authority and by statute is administered by the Department, a department of the Commonwealth. The Fund furthers a recognized and articulated state interest of promoting education. Accordingly, we are of the opinion that the Fund is a "public instrumentality" of the Commonwealth and that the Fund Interests are exempt under § 3(a) (2) of the 1933 Act because they are issued by a public instrumentality of the Commonwealth.

The Program is similar to several other state-sponsored college savings plans, established to comply with Section 529, that have received favorable responses to no-action letter requests

based on the § 3(a) (2) exemption, including the Maryland, Hawaii, North Dakota, Alaska, Ohio, Virginia, Missouri, California, Maine, New York and New Hampshire college savings plans. See, Maryland College Investment Plan (pub. available December 7, 2001); State of Hawaii College Savings Trust Fund (pub. available October 22, 2001); CollegeSAVE (pub. available August 2, 2001); Alaska Higher Education Savings Trust (pub. available March 8, 2001); Ohio Tuition Trust Authority, Ohio Variable College Savings Trust Fund (pub. available October 2, 2000); Virginia Higher Education Tuition Trust Fund (pub. avail. November 16, 1999); Missouri Higher Education Savings Program (pub. avail. October 25, 1999); The Golden State Scholarshare Trust (pub. avail. September 15, 1999); Maine College Savings Program Fund (pub. avail. August 2, 1999); New York State College Tuition Savings Program (pub. avail. September 10, 1998) and New Hampshire Higher Education Savings Plan Trust (pub. avail. June 30, 1998.) As is the case with the programs sponsored by these other issuers, the Program is established by state statute, administered by a state instrumentality, and designed to qualify as a "qualified State tuition program" under Section 529. Like the Hawaii, Ohio and Maine programs, which had more than one distribution channel, the Program offers its Fund Interests through DDLP, through a distribution network retained by DDLP and pursuant to a direct sale mechanism. See, State of Hawaii College Savings Trust Fund (pub. available October 22, 2001) (nationwide distribution by brokers and banks retained by program manager and separate "no-

load" distribution through local Hawaii bank); Ohio Tuition Trust Authority, Ohio Variable College Savings Trust Fund (pub. available October 2, 2000) (direct distribution by issuer and distribution by broker-dealers and banks retained by program manager); Maine College Savings Program Fund (pub. avail. August 2, 1999) (distribution through Maine financial institutions and through program manager). As in the Hawaii and Ohio programs, the fees assessed to Account Owners vary depending on the distribution channel through which Account Owners invest in the Fund Interests, and Account Owners may invest under different fee structures. See, State of Hawaii College Savings Trust Fund (pub. available October 22, 2001) (accounts made available under four different fee structures); Ohio Tuition Trust Authority, Ohio Variable College Savings Trust Fund (pub. available October 2, 2000) (accounts made available under four different fee structures). Notwithstanding the details of and distinctions in the fees assessed to Account Owners under the various fee structures, in our opinion, all Fund Interests are issued by the Fund.

Although the structure of the Act and the provisions of Section 529 make reference to the "Program" necessary and appropriate in this letter, no-action assurances are not being sought with respect to the Program. It is our opinion that the "Program" neither issues securities nor otherwise creates rights that are separate and apart from any rights created by the Fund Interests.

For the same reasons that Mintz Levin is of the opinion that the Fund Interests described in this letter are exempt from registration under the 1933 Act, Mintz Levin is of the opinion that the Fund Interests are exempt from the provisions of the Trust Indenture Act by reason of §304(a)(4)(A) thereof.

It also is Mintz Levin's opinion that the Fund Interests are "municipal securities" as defined in §3(a)(29) of the 1934 Act and, therefore, by virtue of the provisions of §3(d) of that statute, that the Fund and the TAP Bureau and their respective officials and employees who, acting in the course of their official duties as such, offer or "sell" the Fund Interests, would not be "brokers" (including "municipal securities brokers"), as defined in that statute, solely by reason of such activity, nor would the Fund and the TAP Bureau or their respective officials or employees be deemed a "dealer" or "municipal securities dealer" solely by reason of the issuance of the Fund Interests by the Fund or the offering or sale thereof through such officials or employees.

It is also our opinion that each official or employee of the Fund, the Department, the Board or the Commonwealth participating in the sale of the Fund Interests, to the extent that such person (1) is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the 1934 Act, at the time of such participation; (2) is not compensated in connection with such person's participation by the payment of commissions or other remuneration based

either directly or indirectly on transactions in securities; (3) is not at the time of such participation an associated person of a broker or dealer; (4) primarily performs substantial duties for or on behalf of the Fund, the Department, the Board or the Commonwealth otherwise than in connection with transactions in securities; (5) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (6) does not participate in the selling or offering of securities for any issuer more than once every 12 months, may "participate in the sale of" the Fund Interests without registering as a "broker" under Section 15(b) of the 1934 Act in reliance on the "safe harbor" provided by Rule 3a4-1 of the 1934 Act.

Rule 3a4-1 under the 1934 Act provides in pertinent part that an associated person of an issuer (irrespective of whether such issuer is an issuer of municipal securities) is not deemed to be a broker solely by reason of participating in the sale of the issuer's securities if the associated person:

(1) Is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the 1934 Act, at the time of such participation;

(2) Is not compensated in connection with such person's participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

(3) Is not at the time of such participation an associated person of a broker or dealer; and

(4) Meets the conditions of any one of paragraph (a)(4)(i), (ii) or (iii) of Rule 3a4-1.

Paragraph (a)(4)(ii) is applicable if "the associated person meets all of the following conditions: (A) the associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) the associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months and (C) the associated person does not participate in selling an offering of securities for any issuers more than once every 12 months." For the purposes of determining whether Rule 3a4-1 applies to the officials and employees of the Fund, the Department, the Board and the Commonwealth, we have assumed, and believe that such officials and employees should be entitled to assume, that for purposes of Rule 3a4-1(a)(4)(ii)(C), participating in the selling of Fund Interests as described herein constitutes a single offering of securities such that such activity is not considered participating in selling an offering of securities for any issuer more than once every 12 months. See, Maryland College Investment Plan (pub. available December 7, 2001); State of Hawaii College Savings Trust Fund (pub. available October 22, 2001); Alaska Higher Education Savings Trust (pub. available March 8, 2001); Virginia Higher Education Tuition Trust Fund (pub. avail.

November 16, 1999); New York State College Tuition Savings Program (pub. avail. September 10, 1998).

Section 3(d) of the 1934 Act and Rule 3a4-1 of the 1934 Act provide independent bases for an exemption from the broker registration requirements of the 1934 Act. Section 3(d) of the 1934 Act provides a categoric statutory exemption from the broker-dealer registration requirements in the case of employees of municipal issuers acting within the scope of their official duties, without regard to the extent of their involvement in the offer or sale of the municipal issuer's securities. Rule 3a4-1 provides a regulatory exemption to associated persons of issuers, municipal or otherwise, based on the incidental nature of the involvement of such associated persons in the offer or sale of the securities of the applicable issuer.

Our opinion with respect to the applicability of Section 3(d) of the 1934 Act to the officials and employees of the TAP Bureau is based on the fact that such officials and employees are for all practical purposes indistinguishable from employees of the Fund. The TAP Bureau is established for the sole purpose of establishing and administering the Program and the Tuition Account Guaranteed Savings Program. The Fund is by statute at the core of the Program, and there can be no Program without the Fund. The official duties of the officials and employees of the TAP Bureau are, by express statutory language, the fulfillment of the Department's statutory duties to establish and administer the Program and the Tuition Account Guaranteed Savings

Program, including by express statutory language the contracting by the Department with Program contributors through the execution of Program Contracts for the acquisition of Fund Interests. The salaries of the officials and employees of the TAP Bureau are paid, pursuant to express statutory requirements, from the fees and earnings of the Fund and the Tuition Account Guaranteed Savings Program Fund. By statutory design, the officials and employees whose official duties include promoting the Program and thereby the offering by the Fund of Fund Interests are the officials and employees of the TAP Bureau. This is not a case of one municipal entity permitting its employees to service another municipal entity for the purposes of promoting the second municipal entity's securities. The TAP Bureau consists of the only officials and employees authorized by statute to act on behalf of the Fund. Accordingly, we believe that treating such officials and employees as officials and employees of the Fund is entirely consistent with the premise of Section 3(d) of the 1934 Act that a municipal issuer should be able to avail itself of officials and employees whose official duties consist of or include the promotion of such municipal issuer's securities, without a requirement of compliance by such officials and employees with the broker registration requirements of the 1934 Act. Our view that such officials and employees are entitled to the exemption under Section 3(d) of the 1934 Act is limited to officials and employees who by statute are the only officials and employees expressly authorized to act on behalf of a municipal issuer. It does not extend, for example, to other

officials of the Commonwealth, whose exemption is contingent on qualification under the requirements of Rule 3a4-1. We believe that our position is consistent with the no-action position in New Hampshire Higher Education Savings Plan Trust (pub. avail. June 30, 1998) (officers and employees of the State Treasurer of New Hampshire, trustee of the issuing trust, treated as officers and employees of the issuing trust) and is not inconsistent with any of the subsequent no-action letters in which no-action relief was based on qualification under Rule 3a4-1. For example, in Maine College Savings Program Fund (pub. avail. August 2, 1999), the fund interests were issued by a fund that was administered by the Finance Authority of Maine; the incoming letter noted that the employees of the Office of State Treasurer (a separate entity for the Finance Authority of Maine) were not employees of the issuer, but did not request, nor did the Commission staff address, separate relief for the officials and employees of the Finance Authority of Maine under Section 3(d) of the 1934 Act. We do not believe any of the subsequent no-action letters involving the role of state officials in the promotion of Section 529 programs have focused on the distinction between employees of the trustee or administrator of the issuing fund, on the one hand, and employees of other state entities, on the other hand, for purposes of the applicability of Section 3(d) of the 1934 Act. Because we believe that the public education efforts by Field Staff in the course of their official duties, under the limited circumstances herein described, are conducted in a capacity that is indistinguishable from the capacity of an employee

of the Fund, it is our opinion that, to the extent such activities constitute the sale of or the effecting of transactions in Fund Interests, such employees are exempt from broker-dealer registration requirements under Section 3(d) of the 1934 Act.[11]

Conclusion

We hereby request the assurance of the Staff that no enforcement action will be recommended if the Fund Interests as described herein are offered and sold to Account Owners

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[11] Because we believe that officials and employees of the TAP Bureau, including the Field Staff, should be deemed employees of the Fund for purposes of Section 3(d) of the 1934 Act, we find it unnecessary to resolve whether the Program Contracts issued by the Department also constitute municipal securities such that the Department is also an issuer of the municipal securities under the Program and such officials and employees are exempted under Section 3(d) of the 1934 Act by virtue of being employees of the Department. We note that in various no-action letters involving securities issued under qualified state tuition programs, the trustee or administrator of the issuing trust or fund also has been deemed an issuer of municipal securities by virtue of executing the contract pursuant to which contributors acquire interests in the applicable fund or trust. See Maryland College Investment Plan (pub. available December 7, 2001) (Maryland Higher Education Investment Board treated as issuer of participation agreements for trust interests; trust established by such board treated as issuer of trust interests); North Carolina State Educational Assistance Authority (pub. available September 28, 2001) (North Carolina State Educational Assistance Authority treated as issuer of contracts for fund interests; Parental Savings Trust Fund treated as issuer of fund interests); Maine College Savings Program Fund (pub. avail. August 2, 1999) (Finance Authority of Maine treated as issuer of participation agreements for fund interests; Maine College Savings Fund treated as issuer of fund interests.) See also New York State College Tuition Savings Program (pub. avail. September 10, 1998), in which the staff of the Division of Market Regulation granted no-action relief under Rule 3a4-1 to all officials of the State of New York participating in the sale of trust interests issued by a statutory trust for which the Comptroller of the State of New York serves as trustee; staff of the Division of Market Regulation for such purposes permitted all officials of the State of

by the Fund without registration under the 1933 Act, without use or qualification of an indenture or indenture trustee under the Trust Indenture Act and, to the extent offered and sold directly by the Commonwealth, the Department, the Board and the Fund, without registration of the Commonwealth, the Department, the Board, the Fund or their respective officials or employees as a dealer or municipal securities dealer or as brokers or municipal securities brokers under the 1934 Act.

The Department would like to implement the Program at the earliest opportunity. Accordingly, consideration of these requests on an expedited basis will be greatly appreciated. If any Staff member of your Division or of any other Division to which you may consider it appropriate to refer certain of these requests requires further information or would like to meet with personnel of this office, with officials of the Department or representatives of Delaware Investments to discuss the Program further, please contact Leonard Weiser-Varon at (617) 348-1758 or Karen Du Brul, outside counsel to the Commonwealth, at (215) 569-5557. In addition, in the event that your Division or any other Division does not concur with our positions set forth in this letter, we would appreciate an opportunity to confer with the appropriate representative of such Division prior to the issuance of a Staff response.

New York to consider the State of New York the "issuer" for purposes of the requirements of

Sincerely,

Leonard Weiser-Varon

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Rule 3a4-1(a)(4)(ii)(A).